DOUBLE EAGLE ACQUISITION CORP.

September 8, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina De Rosa, Esq.

Re: Double Eagle Acquisition Corp.

Form S-1 Registration Statement

File No. 333-206356 (the “Registration Statement”)

Dear Ms. De Rosa:

Double Eagle Acquisition Corp. hereby requests that the effective date of the Registration Statement be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on Thursday September 10, 2015, or as soon thereafter as possible.

Please note that we acknowledge the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

DOUBLE EAGLE ACQUISITION CORP.

By: /s/ Eli Baker
Name: Eli Baker
Title: Vice President, General Counsel and Secretary

[Signature Page to Acceleration Request]